FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                                                            GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 18 April 2016 that the following acquisitions of GSK Ordinary shares took place, at a price of 1503.58 pence per Ordinary share, following the re-investment of the dividend paid to shareholders on 14 April 2016:

Director/PDMR	Number of Ordinary shares
Sir Andrew Witty	15,070
Mrs V A Whyte	100

Connected Person	Number of Ordinary shares
Lady C Witty (Connected Person of Sir Andrew Witty)	4,705
Mr I W Whyte (Connected Person of Mrs V A Whyte)	835
Mrs D Connor (Connected Person of Mr R G Connor)	534

V A Whyte
Company Secretary

18 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 18, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc